NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES INTENTION TO PURCHASE SHARES OF PROFOUND ENERGY INC. ON THE TORONTO STOCK EXCHANGE

Calgary, Alberta – (May 6, 2009) (TSX – PMT.UN) – Paramount Energy Trust ("PET" or the "Trust") announces that it intends to purchase common shares of Profound Energy Inc. ("Profound") through the facilities of the Toronto Stock Exchange commencing as early as May 7, 2009.  PET intends to make such purchases itself, or through one or more of its direct or indirect subsidiaries.

On April 24, 2009, 1463072 Alberta Ltd., an indirect wholly-owned subsidiary of PET, mailed a take-over bid circular and offer to shareholders of Profound (the "Offer").  The Offer expires at 8:00 a.m. (Calgary time) on June 1, 2009, unless withdrawn or extended.

This news release is neither an offer to purchase securities nor a solicitation of an offer to sell securities.  PET has filed a take-over bid circular and offer with Canadian securities regulatory authorities and Profound has filed a directors' circular with respect to the Offer, recommending that shareholders tender their Profound common shares to the Offer.

Shareholders of Profound and other investors are urged to read the take-over bid circular and the related directors' circular.  These documents, as well as any amendments and supplements to them and any other relevant document filed or to be filed with Canadian securities regulatory authorities contain important information.

PET has retained Kingsdale Shareholder Services Inc. as information agent for the Offer.  Shareholders may obtain a copy of the take-over bid circular, the related letter of transmittal and election form, notice of guaranteed delivery, the directors' circular and certain other offer documents at www.sedar.com.  In addition, any questions or requests for assistance or further information on how to tender common shares to the Offer, may be directed to and copies of the above referenced documents may be obtained by contacting the information agent at 1-888-518-6554 or by email at contactus@kingsdaleshareholder.com.

Paramount Energy Trust is a natural gas-focused Canadian energy trust. Paramount's Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to the Trust can be found at its website at www.paramountenergy.com.

The TSX has neither approved nor disapproved the information contained herein.

NOTICE TO UNITED STATES SHAREHOLDERS

The Offer is made for the securities of a Canadian company and is subject to Canadian disclosure requirements that are different from those of the United States.  Financial statements included or incorporated by reference in the take-over bid circular and Offer, if any, have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards.  As a result, such financial statements may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. shareholders to enforce their rights and any claim that they may have arising under the United States federal or state securities laws, as the offeror, Paramount Energy Trust and the administrator of Paramount Energy Trust are located in Canada, and all of their officers and directors are residents of Canada.  U.S. shareholders may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws.  It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court's judgment.

U.S. Shareholders should be aware that the offeror or its affiliates may bid for or purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, subject to applicable securities laws.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Kingsdale Shareholder Services Inc.

1-888-518-6554 (Toll Free)

Outside North America, Banks and Brokers Call Collect: 416-867-2272

(416) 867-2271 (FAX)

1-866-545-5580 (FAX – Toll Free)

- or –

Paramount Energy Operating Corp.,

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

Telephone: 403 269-4400

Fax: 403 269-4444

Email: info@paramountenergy.com

Website: www.paramountenergy.com

Susan L. Riddell Rose

President and Chief Executive Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Sue M. Showers

Investor Relations and Communications Advisor